Exhibit 99.1

Brookfield

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2009 Q2 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The 2009 Q2 Results conference call can be accessed via webcast on August 7, 2009 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial
1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at
1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
2009 SECOND QUARTER RESULTS

TORONTO, August 7, 2009 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; EURONEXT: BAMA) today announced its results for the second quarter ended June 30, 2009.

	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2009	2008	2009	2008

Cash flow from operations	$276	$378	$549	$821
– per share	0.46	0.62	0.92	1.34
Net income	$147	$110	$240	$307
– per share	0.24	0.17	0.39	0.48

Operating Cash Flow

Cash flow from operations was $276 million ($0.46 per share) during the second quarter. Last year’s comparable results were $378 million ($0.62 per share) and included a number of special items.

“We took a number of important steps during the quarter to increase the amount of liquidity available for investment opportunities, increased the stability of our capitalization, and advanced many business initiatives,” commented Bruce Flatt, Senior Managing Partner of Brookfield Asset Management. “Our solid operating results are due in large part to our high quality office property portfolio, which is 95% occupied and allows us to generate stable long-duration contracted rental income streams. In addition, we have contracted approximately 80% of our expected renewable power generation for the balance of 2009 and 2010.”

1 | Brookfield Asset Management Inc. – 2009 Q2 Results

Net Income

Net income for the second quarter of 2009 was $147 million ($0.24 per share) compared to $110 million ($0.17 per share) for the same period in 2008.

	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2009	2008	2009	2008

Net income	$147	$110	$240	$307
– per share	0.24	0.17	0.39	0.48

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, interests of non-controlling shareholders, future income taxes and other items as described as such in the consolidated statements of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a  reconciliation between cash flow from operations and net income with the supplemental information accompanying this news release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on

November 30, 2009, to shareholders of record as at the close of business on November 1, 2009. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the six months ended

June 30, 2009 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

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* * * * *

Brookfield Asset Management Inc., is a global asset management company focused on property, power and infrastructure assets, has over $80 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on Edgar and Sedar and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Investor Relations: Katherine Vyse SVP, Investor Relations and Communications Brookfield Asset Management Tel.: (416) 369-8246 Fax.: (416) 363-2856 kvyse@brookfield.com	Media: Denis Couture SVP, Corporate and International Affairs Brookfield Asset Management Tel.: (416) 956-5189 Fax.: (416) 363-2856 dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “stable,” “allows,” “contracted,” “expected,” and “intend,” derivations thereof and other expressions, including conditional verbs such as “may” that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Forward-looking statements in this news release include statements regarding our ability to generate stable long duration contracted rental income streams, our contracted renewable generation and our expected renewable generation for the balance of 2009 and 2010, procedures and assumptions that we intend to use in adopting International Financial Reporting Standards (“IFRS”) and date of our first IFRS reporting period. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; tenant renewal rates, availability of new tenants to fill office property vacancies, tenant bankruptcies, adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

3 | Brookfield Asset Management Inc. – 2009 Q2 Results

STATEMENTS OF NET CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2009	2008	2009	2008
Fees earned	$123	$113	$228	$227
Revenues less direct operating costs
Commercial properties	221	156	388	338
Power generation	91	143	222	291
Infrastructure	15	40	34	68
Development and other properties	52	102	67	131
Specialty funds	15	71	23	115
Investment and other income	101	81	228	302
	618	706	1,190	1,472
Expenses
Interest	79	84	151	162
Other operating costs	151	141	308	305
Current income taxes	6	1	6	3
Non-controlling interests	106	102	176	181
Cash flow from operations	$276	$378	$549	$821
Cash flow from operations per common share – diluted	$0.46	$0.62	$0.92	$1.34

Notes

The statements of net cash flow from operations above are prepared on a basis that is consistent with Management’s Discussion and Analysis of Financial Results (“MD&A”) and differ from the company’s consolidated financial statements presented in its 2008 Annual Report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the consolidated statements of income on page 6 of this release.

Cash flow from operations in this statement represents the operations of Brookfield Asset Management and Brookfield Properties Corporation (“Brookfield Properties”) on a combined basis and is net of carrying charges associated with related liabilities and cash flows attributable to non-controlling interests. Readers are encouraged to refer to the company’s supplemental information or the MD&A contained in the 2008 Annual Report, both of which are available at www.brookfield.com.

4 | Brookfield Asset Management Inc. – 2009 Q2 Results

STATEMENTS OF UNDERLYING VALUE AND NET INVESTED CAPITAL

(Unaudited)	Underlying Value	Net Invested Capital
US$ millions	December 31, 2008	June 30, 2009	December 31, 2008

Assets
Operating platforms
Commercial properties	$7,485	$4,885	$4,575
Power generation	6,639	1,361	1,215
Infrastructure	974	726	761
Development and other properties	3,313	3,945	3,334
Specialty funds	903	933	870
Investments	701	743	704
Cash and financial assets	1,073	842	1,073
Other assets	2,650	2,817	2,551
	$23,738	$16,252	$15,083
Liabilities
Corporate borrowings	$2,284	$2,241	$2,284
Subsidiary borrowings	733	762	733
Capital securities	1,425	1,494	1,425
Other liabilities	3,267	2,626	2,654
	7,709	7,123	7,096
Capitalization
Co-investor interests in consolidated operations	3,228	2,229	2,206
Preferred equity	870	1,144	870
Common equity	11,931	5,756	4,911
	16,029	9,129	7,987
	$23,738	$16,252	$15,083

Net invested capital and underlying value above includes the operations of the company and Brookfield Properties collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests.

UNDERLYING VALUE OF COMMON EQUITY

As at December 31, 2008 (unaudited) US$ millions (except per share amounts)	Total	Per Share
Common equity – including future tax liability	$11,931	$20.62
Add back: future tax liability	2,220	3.70
Common equity – excluding future tax liability	$14,151	$24.32

This news release contains a preliminary analysis of the underlying value of the company and its common equity, based on the procedures and assumptions that we expect to follow in preparing our pro forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”). Accordingly, certain assets, such as appraisal surplus relating to inventories and intangible assets, and the value of the company’s asset management business, have not been reflected. Please refer to our Supplemental Information under “Performance Review,” which is available on the company’s web site for further information.

This information has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first IFRS reporting period, which we intend to be March 31, 2010. Consequently, in preparing this information, assumptions have been made about the accounting policies expected to be adopted. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result underlying values are subject to change. Furthermore, the underlying values have not been audited or subject to a review by the company’s auditor.

5 | Brookfield Asset Management Inc. – 2009 Q2 Results

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2009	2008	2009	2008
Total revenues	$2,978	$3,436	$5,629	$6,646

Fees earned	$123	$113	$228	$227
Revenues less direct operating costs
Commercial properties	424	427	824	848
Power generation	211	264	450	515
Infrastructure	16	44	56	92
Development and other properties	95	119	118	183
Specialty funds	35	119	74	223
Investment and other income	222	148	391	466
	1,126	1,234	2,141	2,554
Expenses
Interest	452	475	867	1,002
Other operating costs	166	148	325	313
Current income taxes	31	21	42	38
Non-controlling interests	201	212	358	380
	276	378	549	821
Other items
Depreciation and amortization	(300)	(328)	(629)	(642)
Equity accounted losses from investments	―	(21)	―	(40)
Revaluation and other items	(73)	(46)	(76)	(109)
Future income taxes	97	3	99	21
Non-controlling interests in the foregoing items	147	124	297	256
Net income	$147	$110	$240	$307

Net income per common share
Diluted	$0.24	$0.17	$0.39	$0.48
Basic	$0.24	$0.17	$0.39	$0.49

Note

The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

6 | Brookfield Asset Management Inc. – 2009 Q2 Results